ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

February 6, 2024

VIA EDGAR

Attention:	Kevin Stertzel
Martin James
Patrick Fullem
Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ESGEN Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 25, 2024
File No. 333-274551

Ladies and Gentlemen:

This letter sets forth the responses of ESGEN Acquisition Corporation, a blank check company incorporated as a Cayman Islands exempted company with limited liability (the “Company”), to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 2, 2024, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4, as filed with the Commission on January 25, 2024 (the “Registration Statement”).

We have revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Commission a revised Registration Statement (“Amendment No. 3”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 3. For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-4 filed January 25, 2024

The Business Combination Agreement

Negotiations with Sunergy, page 149

1.

We note your revised disclosure that the implied enterprise value of the target was reduced from $475 million to $390 million and that the implied equity value was reduced from $410 million to $337.3 million. Please revise to disclose all material factors that the ESGEN Board relied upon in agreeing to the current valuation, including any material analysis in connection with the negotiations regarding the valuation of Sunergy. Explain the quantitative factors regarding why the valuation decreased from what was initially agreed upon

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 156 and 157 of Amendment No. 3.

Certain Unaudited Forecasted Financial Information of Sunergy, page 157

2.	Please expand you discussion of the material assumptions underlying the projections, quantifying where applicable. Also revise to discuss how your board considered them.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 159 and 160 of Amendment No. 3.

3.

Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 159 and 160 of Amendment No. 3.

PIPE Financing, page 187

4.	Revise your disclosure to discuss the material terms of the Convertible OpCo Preferred Units and disclose the potential impact of those securities on non-redeeming shareholders.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106, 108, 135, 188 and 189 of Amendment No. 3.

Employment Agreements, page 328

5.

We reissue in full prior comment 32 from our letter dated October 13, 2023. Please file the employment agreements identified in the last paragraph of this section. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has filed the requested employment agreements as exhibits 10.12, 10.13, 10.14 and 10.15 to Amendment No. 3. Additionally, the Company has provided summaries of the material terms of such employment agreements on pages 330 and 331 of Amendment No. 3.

Exhibits

6.

Refer to Exhibit 99.9. While we do not object to the “do not admit” language, it is inappropriate to disclaim that the financial advisor comes within the category of persons whose consent is required. Please file a revised consent.

Response:

The Company acknowledges the Staff’s comment and has filed a revised Exhibit 99.9 with Amendment No. 3.

We respectfully request the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer or Ieuan A. List at (713) 836-3334 or (512) 355-4375, respectively.

Sincerely,

ESGEN ACQUISITION CORPORATION

/s/ Nader Daylami
Name:	Nader Daylami
Title:	Chief Financial Officer

cc:	Andrejka Bernatova (Chief Executive Officer, ESGEN Acquisition Corp.)
Nader Daylami (Chief Financial Officer, ESGEN Acquisition Corp.)
Julian J. Seiguer, P.C. (Kirkland & Ellis LLP) Ieuan A. List (Kirkland & Ellis LLP)